United States
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 8-K

Current Report
Pursuant to Section 13 or 15(d) of the
Securities Exchange Act of 1934

February 22, 2021

Date of Report (Date of earliest event reported)

Rodgers Silicon Valley Acquisition Corp.

(Exact Name of Registrant as Specified in its Charter)

Delaware	001-39753	85-3174357
(State or other jurisdiction of incorporation)	(Commission File Number)	(I.R.S. Employer Identification No.)

535 Eastview Way Woodside, CA	94062
(Address of Principal Executive Offices)	(Zip Code)

Registrant’s telephone number, including area code: (650) 722-1753

N/A

(Former name or former address, if changed since last report)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

☒	Written communications pursuant to Rule 425 under the Securities Act

☐	Soliciting material pursuant to Rule 14a-12 under the Exchange Act

☐	Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act

☐	Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act

Securities registered pursuant to Section 12(b) of the Act:

Title of each class	Trading Symbols	Name of each exchange on which registered
Units, each consisting of one share of common stock, $0.0001 par value (the “Common Stock”), and one-half Redeemable Warrant	RSVAU	The Nasdaq Stock Market LLC
Common Stock included as part of the Units	RSVA	The Nasdaq Stock Market LLC
Redeemable Warrants, each whole warrant exercisable for one share of Common Stock at an exercise price of $11.50	RSVAW	The Nasdaq Stock Market LLC

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 405 of the Securities Act of 1933 (17 CFR §230.405) or Rule 12b-2 of the Securities Exchange Act of 1934 (17 CFR §240.12b-2).

Emerging growth company ☒

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☐

Item 1.01. Entry Into a Material Definitive Agreement

On February 22, 2021, Rodgers Silicon Valley Acquisition Corp., a Delaware corporation (“RSVA”), entered into an agreement and plan of merger (as it may be amended and/or restated from time to time, the “Merger Agreement”), by and among RSVA, RSVAC Merger Sub Inc., a wholly-owned subsidiary of RSVA (“Merger Sub”), and Enovix Corporation (“Enovix”).

The Merger Agreement was unanimously approved by all of RSVA’s disinterested directors on February 20, 2021. Due to his position as a member of the board of directors of Enovix, Mr. Thurman J. “TJ” Rodgers, RSVA’s Chief Executive Officer and Chairman of the Board, recused himself from both board discussions and board vote regarding the business combination with Enovix. Pursuant to the Merger Agreement, at the closing of the transactions contemplated thereby, Merger Sub will merge with and into Enovix (the “Merger”) with Enovix surviving the merger as a wholly owned subsidiary of RSVA (the “Business Combination”). In addition, in connection with the consummation of the Business Combination, RSVA will be renamed “Enovix Corporation.”

Consideration

Under the Merger Agreement, RSVA has agreed to acquire all of the outstanding shares of Enovix common stock (including any options or warrants exercisable therefor) for $1.05 billion in aggregate consideration, comprising 105,000,000 shares of RSVA common stock, based on a price of $10.00 per share (such shares being referred to herein as the “Merger Consideration”).

At the effective time of the Merger (the “Effective Time”), by virtue of the Merger (defined herein) and without any further action on the part of RSVA, Merger Sub or Enovix, each share of Enovix common stock issued and outstanding immediately prior to the Effective Time shall be canceled and automatically converted into the right to receive a number of shares of RSVA equal in value to the quotient of the Merger Consideration divided by the fully diluted capitalization of Enovix (the “Exchange Ratio”) without interest. Each outstanding Enovix option and warrant shall be assumed by RSVA and automatically converted into an option and warrant to purchase such number of shares of RSVA’s common stock, as adjusted based on the Exchange Ratio. No certificates or scrip representing fractional shares of RSVA’s common stock will be issued pursuant to the Merger. Stock certificates evidencing the Merger Consideration shall bear restrictive legends as required by any securities laws at the time of the Merger.

RSVA Post-Closing Board of Directors and Executive Officers

Immediately following the closing, RSVA’s board of directors will consist of no more than nine directors, of which RSVA has the right to designate three directors and the remaining six directors will be designated by Enovix. At the closing, all of the executive officers of RSVA shall resign and the individuals serving as executive officers of RSVA immediately after the closing will be the same individuals (in the same offices) as those of Enovix immediately prior to the closing.

Stockholder Approval

RSVA will prepare and file with the Securities and Exchange Commission (the “SEC”) a Registration Statement on Form S-4, that will include a preliminary proxy statement/prospectus, and when available, a definitive proxy statement and final prospectus (the “Proxy Statement”), and call a special meeting of its holders of RSVA common stock to vote at the meeting (the “Special Meeting”). The holders of the majority of the voting power of RSVA’s common stock present in person or represented by proxy at the Special Meeting of RSVA’s stockholders must approve the Merger Agreement, the Business Combination and certain other actions related thereto as provided in the Delaware General Corporation Law, RSVA’s certificate of incorporation and applicable listing rules of The Nasdaq Stock Market LLC.

Representations and Warranties; Covenants

RSVA, Merger Sub and Enovix have made customary representations, warranties and covenants in the Merger Agreement, including, among other things, covenants with respect to the conduct of RSVA and Enovix prior to the closing of the Business Combination. The parties have also agreed to customary “no shop” obligations. The representations and warranties of RSVA, Merger Sub and Enovix will not survive the closing of the Merger.

Closing Conditions

The closing of the Business Combination is subject to certain customary conditions of the respective parties, including, among other things, that: (i) applicable stockholder approval shall have been received; (ii) there shall have been no Material Adverse Effect (as defined in the Merger Agreement) with respect to Enovix since the date of the Merger Agreement; (iii) the waiting period (or any extension thereof) applicable under the Hart-Scott-Rodino Antitrust Improvements Act of 1976 shall have expired or terminated; (iv) RSVA shall have at least $5,000,001 of net tangible assets immediately following the closing (after giving effect to the redemption of public shares by RSVA’s public stockholders); (v) RSVA shall have received at least $150 million of cash at the closing of the Business Combination pursuant to the Subscription Agreements (as defined below) and have cash on hand of $175 million, after deducting redemptions and Parent transaction expenses; (vi) RSVA’s initial listing application in connection with the Transactions (as defined in the Merger Agreement) shall have been approved by The Nasdaq Capital Market (“Nasdaq”) so that immediately following the Merger, RSVA satisfies any applicable initial and continuing listing requirements of Nasdaq; (vii) certain Enovix stockholders shall have delivered a lock-up agreement; (viii) RSVA and certain Enovix stockholders shall have entered into the RSVA Amended and Restated Registration Rights Agreement (as defined below); and (ix) the letter agreement, dated December 1, 2020, between RSVA and the other parties thereto shall have been amended such that the reference to “$12.00” in Section 7(a) thereof becomes a reference to “$14.00.”

Termination

The Merger Agreement may be terminated by RSVA or Enovix under certain circumstances, including, among others; (i) by mutual written consent of RSVA and Enovix; (ii) by either RSVA or Enovix if the closing of the Business Combination has not occurred on or before July 31, 2021; (iii) by RSVA or Enovix if RSVA has not obtained the necessary stockholder approvals; or (iv) by RSCA if Enovix has not timely delivered written consent of the Enovix stockholders to the Merger Agreement.

The foregoing summary of the Merger Agreement does not purport to be complete and is qualified in its entirety by reference to the actual Merger Agreement, which is filed as Exhibit 2.1 hereto, and which is incorporated by reference herein.

Additional Agreements to be Executed at the Signing of the Merger Agreement

PIPE Subscription Agreements

RSVA entered into subscription agreements (the “Subscription Agreements”) dated as of February 22, 2021, with certain institutional and accredited investors, pursuant to which, among other things, RSVA agreed to issue and sell, in a private placement to close immediately prior to the closing of the Business Combination, an aggregate of 12,500,000 shares of RSVA common stock for $14.00 per share (the “PIPE Shares”) for a total of $175,000,000.

Pursuant to the Subscription Agreements, RSVA agreed that, within 15 business days after the closing of the Business Combination, RSVA will file with the SEC (at RSVA’s sole cost and expense) a registration statement registering the resale of the PIPE Shares (the “PIPE Resale Registration Statement”), and RSVA shall use its commercially reasonable efforts to have the PIPE Resale Registration Statement declared effective as soon as practicable after the filing thereof, but no later than the earlier of (i) the 60th calendar day (or 90th calendar day if the PIPE Resale Registration Statement is reviewed by, and comments thereto are provided by, the SEC) following the closing of the Business Combination and (ii) the 10th business day after the date RSVA is notified (orally or in writing, whichever is earlier) by the SEC that the PIPE Resale Registration Statement will not be “reviewed” or will not be subject to further review.

The foregoing description of the Subscription Agreements does not purport to be complete and is qualified in its entirety by the terms and conditions of the form of the Subscription Agreement filed as Exhibit 10.1 hereto and incorporated by reference herein.

Support Agreements

In connection with the Merger Agreement, the directors and executive officers holding securities of Enovix each entered into a support agreement (the “Company Support Agreement”) with RSVA, pursuant to which each such director and officer agrees to vote the shares of Enovix capital stock beneficially owned by them in favor of each of the proposals to be included in the applicable written consent of stockholders, to take all actions reasonably necessary to consummate the Business Combination and to vote against any proposal that would prevent the satisfaction of the conditions to the Business Combination set forth in the Merger Agreement. Promptly after the execution of the Merger Agreement, certain additional stockholders of Enovix will enter into the Company Support Agreement.

 The foregoing description of the Company Support Agreement is qualified in its entirety by reference to the full text of the form of Company Support Agreement, a copy of which is included as Exhibit A to the Merger Agreement, filed as Exhibit 10.2 to this Current Report on Form 8-K, and incorporated herein by reference.

In connection with the execution of the Merger Agreement, certain stockholders of RSVA each entered into a support agreement (the “Parent Support Agreement”) with Enovix, pursuant to which each such stockholder agrees to vote all shares of RSVA common stock beneficially owned by them in favor of each of the proposals to be presented at the Special Meeting, to take all actions reasonably necessary to consummate the Business Combination and to vote against any proposal that would prevent the satisfaction of the conditions to the Business Combination set forth in the Merger Agreement.

 The foregoing description of the Parent Support Agreement is qualified in its entirety by reference to the full text of the form of Parent Support Agreement, a copy of which is included as Exhibit B to the Merger Agreement, filed as Exhibit 10.3 to this Current Report on Form 8-K, and incorporated by reference herein.

Additional Agreements to be Executed at Closing

The Merger Agreement provides that, upon consummation of the Transactions, RSVA will enter into the following additional agreements.

RSVA Amended and Restated Registration Rights Agreement

At the closing, RSVA will enter into an amended and restated registration rights agreement (the “RSVA Amended and Restated Registration Rights Agreement”) with certain existing stockholders of RSVA with respect to the shares of RSVA common stock they own at the closing, and certain Enovix stockholders of RSVA with respect to the Merger Consideration. The RSVA Amended and Restated Registration Rights Agreement will require RSVA to, among other things, file a resale shelf registration statement on behalf of the stockholders no later than 30 days after the closing of the Business Combination. The RSVA Amended and Restated Registration Rights Agreement will also provide certain demand registration rights and piggyback registration rights to such stockholders, subject to underwriter cutbacks and issuer blackout periods. RSVA will agree to pay certain fees and expenses relating to registrations under the RSVA Amended and Restated Registration Rights Agreement.

The foregoing description of the RSVA Amended and Restated Registration Rights Agreement is qualified in its entirety by reference to the full text of the form of such agreement, a copy of which is included as Exhibit G to the Merger Agreement, filed as Exhibit 10.4 to this Current Report on Form 8-K, and incorporated herein by reference.

Lock-up Agreements

In connection with the closing of the Business Combination, the executive officers, members of the board of directors and certain employees of Enovix will enter into a lock-up agreement (the “Lock-up Agreement”) with RSVA, pursuant to which each will agree, subject to certain customary exceptions, not to:

(i)	offer, sell, contract to sell, pledge, or otherwise dispose of, directly or indirectly, any shares of RSVA common stock or securities convertible into or exercisable or exchangeable for RSVA common stock held by them immediately after the Effective Time, or enter into a transaction that would have the same effect;

(ii)	enter into any swap, hedge or other arrangement that transfers, in whole or in part, any of the economic consequences of ownership of any of such shares, whether any of these transactions are to be settled by delivery of such shares, in cash or otherwise; or

(iii)	publicly announce the intention to make any offer, sale, pledge or disposition, or to enter into any transaction, swap, hedge or other arrangement, or engage in any “Short Sales” (as defined in the Lock-up Agreement) with respect to any security of RSVA;

until the date that is 180 days after the Effective Time; provided, however, that the restrictions set forth in the Lock-up Agreement shall: (i) not apply to certain of the shares as set forth in each of the Lock-up Agreements; and (ii) expire with respect to certain of the shares as set forth therein on the date that is 90 days after the Effective Time. Notwithstanding the foregoing, if after the Effective Time, there is a “Change of Control” of RSVA (as defined in the Lock-up Agreement), all of the shares shall be released from the restrictions set forth therein.

In addition, in connection with the closing of the Business Combination, certain stockholders of Enovix will enter into a lock-up agreement (the “Stockholder Lock-Up Agreement”) with RSVA, pursuant to which each will agree, subject to certain customary exceptions, not to:

(i)	offer, sell, contract to sell, pledge, or otherwise dispose of, directly or indirectly, any shares of RSVA common stock or securities convertible into or exercisable or exchangeable for RSVA common stock held by it immediately after the Effective Time, or enter into a transaction that would have the same effect;

(ii)	enter into any swap, hedge or other arrangement that transfers, in whole or in part, any of the economic consequences of ownership of any of such shares, whether any of these transactions are to be settled by delivery of such shares, in cash or otherwise; or

(iii)	publicly announce the intention to make any offer, sale, pledge or disposition, or to enter into any transaction, swap, hedge or other arrangement, or engage in any “Short Sales” (as defined in the Stockholder Lock-up Agreement) with respect to any security of RSVA;

until: (i) with respect to 50% of the shares, the earlier of the date that is: (A) six months after the Effective Time; and (B) the date on which the last reported closing price of shares of RSVA common stock on the Nasdaq (or such other exchange on which shares of RSVA common stock are then listed) equals or exceeds $14.00 per share (as adjusted for stock splits, stock dividends, reorganizations and recapitalizations) for any 20 trading days during any 30 trading day period commencing at least 150 days after the Effective Time (such date, the “Minimum Price Date”); and (ii) with respect to 50% of the shares, the earlier of the date that is: (A) twelve months after the Effective Time; and (B) the Minimum Price Date. Notwithstanding the foregoing, if after the Effective Time, there is a “Change of Control” of RSVA (as defined in the Stockholder Lock-up Agreement), all of the shares shall be released from the restrictions set forth in therein.

In addition, in connection with the closing of the Business Combination, certain other Enovix stockholders will enter into a lock-up agreement (the “Additional Lock-up Agreement” and together with the Lock-up Agreement and Stockholder Lock-up Agreement, the “Lock-up Agreements”) with RSVA, pursuant to which each will agree, subject to certain customary exceptions, not to:

(i)	offer, sell, contract to sell, pledge, or otherwise dispose of, directly or indirectly, any shares of RSVA common stock or securities convertible into or exercisable or exchangeable for RSVA common stock held by it immediately after the Effective Time, or enter into a transaction that would have the same effect;

(ii)	enter into any swap, hedge or other arrangement that transfers, in whole or in part, any of the economic consequences of ownership of any of such shares, whether any of these transactions are to be settled by delivery of such shares, in cash or otherwise; or

(iii)	publicly announce the intention to make any offer, sale, pledge or disposition, or to enter into any transaction, swap, hedge or other arrangement, or engage in any “Short Sales” (as defined in the Additional Lock-Up Agreement) with respect to any security of RSVA;

until the date that is six months after the Effective Time. Notwithstanding the foregoing, if after the Effective Time, there is a “Change of Control” of RSVA (as defined in the Additional Lock-Up Agreement), all of the shares shall be released from the restrictions set forth therein.

Each of the foregoing descriptions of the Lock-Up Agreements is qualified in its entirety by reference to the full text of the form of each of the Lock-Up Agreements, copies of which are included as Exhibit D-1, D-2 and D-3 to the Merger Agreement, filed as Exhibits 10.5, 10.6 and 10.7 to this Current Report on Form 8-K, and incorporated herein by reference.

Item 3.02 Unregistered Sales of Equity Securities

The disclosure set forth above in Item 1.01 of this Current Report on Form 8-K is incorporated by reference herein. The PIPE Shares will not be registered under the Securities Act of 1933, as amended (the “Securities Act”) in reliance upon the exemption provided in Section 4(a)(2) of the Securities Act and/or Regulation D promulgated thereunder.

Item 7.01 Regulation FD Disclosure

On February 22, 2021, Enovix issued a press release announcing the execution of the Merger Agreement. Attached hereto as Exhibit 99.1 and incorporated into this Item 7.01 by reference is the copy of the press release.

Attached hereto as Exhibit 99.2 and incorporated into this Item 7.01 by reference is the investor presentation that will be used by RSVA in making presentations to certain existing stockholders of RSVA and other persons with respect to the Transaction.

Attached hereto as Exhibit 99.3 and incorporated into this Item 7.01 by reference is the transcript from a pre-recorded video presentation by RSVA and Enovix.

The information in this Item 7.01 (including Exhibits 99.1, 99.2 and 99.3) is being furnished and shall not be deemed to be filed for purposes of Section 18 of the Exchange Act , or otherwise be subject to the liabilities of that section, nor shall it be deemed to be incorporated by reference in any filing under the Securities Act of 1933, as amended, or the Exchange Act.

Important Information and Where To Find It

In connection with the proposed Business Combination described herein, RSVA intends to file relevant materials with the SEC, including a Registration Statement on Form S-4, that includes a preliminary proxy statement/prospectus, and when available, a definitive proxy statement and final prospectus. Promptly after filing its definitive proxy statement with the SEC, RSVA will mail the definitive proxy statement and a proxy card to each stockholder entitled to vote at the Special Meeting relating to the transaction. INVESTORS AND STOCKHOLDERS OF RSVA ARE URGED TO READ THESE MATERIALS (INCLUDING ANY AMENDMENTS OR SUPPLEMENTS THERETO) AND ANY OTHER RELEVANT DOCUMENTS IN CONNECTION WITH THE TRANSACTION THAT RSVA WILL FILE WITH THE SEC WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT RSVA, ENOVIX AND THE TRANSACTION. The definitive proxy statement, the preliminary proxy statement and other relevant materials in connection with the transaction (when they become available), and any other documents filed by RSVA with the SEC, may be obtained free of charge at the SEC’s website (www.sec.gov) or by visiting the investor relations section of www.RSVAquisition.com.

Participants in the Solicitation

RSVA and its directors and executive officers may be deemed participants in the solicitation of proxies from RSVA’s stockholders with respect to the Business Combination. A list of the names of those directors and executive officers and a description of their interests in RSVA will be included in the proxy statement for the proposed Business Combination and be available at www.sec.gov. Additional information regarding the interests of such participants will be contained in the proxy statement for the proposed Business Combination when available. Information about RSVA’s directors and executive officers and their ownership of RSVA common stock is set forth in RSVA’s prospectus, dated December 1, 2020, as modified or supplemented by any Form 3 or Form 4 filed with the SEC since the date of such filing. Other information regarding the interests of the participants in the proxy solicitation will be included in the proxy statement pertaining to the proposed business combination when it becomes available. These documents can be obtained free of charge from the sources indicated above.

Enovix and its directors and executive officers may also be deemed to be participants in the solicitation of proxies from the stockholders of RSVA in connection with the proposed Business Combination. A list of the names of such directors and executive officers and information regarding their interests in the proposed Business Combination will be included in the proxy statement for the proposed Business Combination.

Forward-Looking Statements

This Current Report on Form 8-K and the documents incorporated by reference herein (this “Current Report”) contain certain “forward-looking statements” within the meaning of “safe harbor” provisions of the Private Securities Litigation Reform Act of 1995. Forward-looking statements can be identified by words such as: “target,” “believe,” “expect,” “will,” “shall,” “may,” “anticipate,” “estimate,” “would,” “positioned,” “future,” “forecast,” “intend,” “plan,” “project,” “outlook” and other similar expressions that predict or indicate future events or trends or that are not statements of historical matters. Examples of forward-looking statements include, among others, statements made in this Current Report regarding the proposed transactions contemplated by the Merger Agreement, including the benefits of the Merger, integration plans, expected synergies and revenue opportunities, anticipated future financial and operating performance and results, including estimates for growth, the expected management and governance of the combined company, and the expected timing of the Merger. Forward-looking statements are neither historical facts nor assurances of future performance. Instead, they are based only on RSVA’s and Enovix’s managements’ current beliefs, expectations and assumptions. Because forward-looking statements relate to the future, they are subject to inherent uncertainties, risks and changes in circumstances that are difficult to predict and many of which are outside of our control. Actual results and outcomes may differ materially from those indicated in the forward-looking statements. Therefore, you should not rely on any of these forward-looking statements. Important factors that could cause actual results and outcomes to differ materially from those indicated in the forward-looking statements include, among others, the following: (1) the occurrence of any event, change, or other circumstances that could give rise to the termination of the Merger Agreement; (2) the outcome of any legal proceedings that may be instituted against RSVA and Enovix following the announcement of the Merger Agreement and the transactions contemplated therein; (3) the inability to complete the proposed Business Combination, including due to failure to obtain approval of the stockholders of RSVA and Enovix, certain regulatory approvals, or satisfy other conditions to closing in the Merger Agreement; (4) the occurrence of any event, change, or other circumstance that could give rise to the termination of the Merger Agreement or could otherwise cause the transaction to fail to close; (5) the failure to meet the minimum cash requirements of the Merger Agreement due to RSVA stockholder redemptions and the failure to obtain replacement financing; (6) the inability to complete the concurrent PIPE; (7) the failure to meet projected development and production targets; (8) the impact of COVID-19 pandemic on Enovix’s business and/or the ability of the parties to complete the proposed Business Combination; (9) the inability to obtain or maintain the listing of RSVA’s shares of common stock on Nasdaq following the proposed Business Combination; (10) the risk that the proposed Business Combination disrupts current plans and operations as a result of the announcement and consummation of the proposed Business Combination; (11) the ability to recognize the anticipated benefits of the proposed Business Combination, which may be affected by, among other things, competition, the ability of Enovix to grow and manage growth profitably, and retain its key employees; (12) costs related to the proposed Business Combination; (13) changes in applicable laws or regulations; (14) the possibility that RSVA or Enovix may be adversely affected by other economic, business, and/or competitive factors; (15) risks relating to the uncertainty of the projected financial information with respect to Enovix; (16) risks related to the organic and inorganic growth of Enovix’s business and the timing of expected business milestones; (17) the amount of redemption requests made by RSVA’s stockholders; and (18) other risks and uncertainties indicated from time to time in the final prospectus of RSVA for its initial public offering dated December 1, 2020 filed with the SEC and the Registration Statement on Form S-4, that includes a preliminary proxy statement/prospectus, and when available, a definitive proxy statement and final prospectus relating to the proposed Business Combination, including those under “Risk Factors” therein, and in RSVA’s other filings with the SEC. RSVA cautions that the foregoing list of factors is not exclusive. RSVA and Enovix caution readers not to place undue reliance upon any forward-looking statements, which speak only as of the date made. RSVA and Enovix do not undertake or accept any obligation or undertaking to release publicly any updates or revisions to any forward-looking statements to reflect any change in their expectations or any change in events, conditions, or circumstances on which any such statement is based, whether as a result of new information, future events, or otherwise, except as may be required by applicable law. Neither Enovix nor RSVA gives any assurance that either Enovix or RSVA, or the combined company, will achieve its expectations.

No Offer or Solicitation

This Current Report on Form 8-K shall not constitute an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any states or jurisdictions in which such offer, solicitation, or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act, or an exemption therefrom.

Item 9.01. Financial Statements and Exhibits

(d)   Exhibits.

Exhibit No.	Description

2.1*	Agreement and Plan of Merger, dated as of February 22, 2021, by and among Rodgers Silicon Valley Acquisition Corp., RSVAC Merger Sub Inc. and Enovix Corporation
10.1	Form of Subscription Agreement, dated as of February 22, 2021, by and among Rodgers Silicon Valley Acquisition Corp. and certain institutional and accredited investors
10.2	Form of Company Support Agreement by and among Rodgers Silicon Valley Acquisition Corp., certain stockholders of Enovix Corporation and Enovix Corporation
10.3	Form of Parent Support Agreement by and between Enovix Corporation, certain stockholders of Rodgers Silicon Valley Acquisition Corp. and Rodgers Silicon Valley Acquisition Corp.
10.4	Form of Amended and Restated Registration Rights Agreement
10.5	Form of Lock-Up Agreement
10.6	Form of Stockholder Lock-Up Agreement
10.7	Form of Additional Lock-Up Agreement
99.1**	Press Release dated February 22, 2021
99.2**	Investor Presentation dated February 22, 2021
99.3**	Transcript of Recorded Investor Presentation, dated February 22, 2021

*	Schedules and exhibits have been omitted pursuant to Item 601(b)(2) of Regulation S-K. The registrant hereby undertakes to furnish copies of any of the omitted schedules and exhibits upon request by the U.S. Securities and Exchange Commission.
**	Furnished but not filed.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

Dated: February 22, 2021

RODGERS SILICON VALLEY ACQUISITION CORP

By:	/s/ Emmanuel T. Hernandez
Name:	Emmanuel T. Hernandez
Title:	Chief Financial Officer